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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4

                         F10 Oil & Gas Properties, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   30267B-10-0
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                                 (CUSIP Number)

                                  Mary E. Blake
                         F10 Oil & Gas Properties, Inc.
                         903 West Montgomery, Suite 4311
                                Willis, TX 77378

                                 with a copy to

                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 30267B-10-0


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mary Elizabeth Blake
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States of America
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               7.   Sole Voting Power
  NUMBER OF         3,512,980 shares of common stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,512,980 shares of common stock
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,512,980 shares of common stock
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)       not applicable                                 [_]
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13.  Percent of Class Represented by Amount in Row (11)
     24.4%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001

         F10 Oil & Gas Properties, Inc.
         904 West Montgomery, Suite 4311
         Willis, TX 77378

ITEM 2.                Identity and Background
----------------------------------------------

         (a)  Name:  Mary Elizabeth Blake

         (b) Residence or business address:

         904 West Montgomery, Suite 4311
         Willis, TX 77378

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of Force 10 Trading, Inc.
         904 West Montgomery, Suite 4311
         Willis, TX 77378

         Director
         Phoenix Media Group, Ltd.
         290 East Verdugo, Suite 207
         Burbank, CA 91502

         (d,e)         Legal Proceedings

         During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13D-1, 13D-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         U.S.A.- State of California

ITEM 3.           Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

            On June 24, 2003, F10 issued Ms. Blake 1,500,000 shares of common stock to convert $100,000 in debt owed to Ms. Blake and her husband, Jon Marple. As of March 31, 2003, Ms. Blake and Mr. Marple were owed $161,891 for accrued and unpaid salary and expenses paid on behalf of F10.

ITEM 4.                Purpose of Transaction
---------------------------------------------

            Please see Item 3.

ITEM 5.                Interest in Securities of the Issuer
-----------------------------------------------------------

            (a) Out of 17,909,470 shares of F10 outstanding at March 31, 2003, Ms. Blake owns 3,512,980 shares, or approximately 19.6% of the outstanding common stock of Force 10. (b) Ms. Blake has the sole power to vote and dispose of 3,512,980 shares described in paragraph
            (a). (c) Not applicable.
            (d) Not applicable. (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
-------------------------------------------------------

         None.


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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. ________, 2003
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Date

/s/ Mary E. Blake
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Signature

Mary E. Blake
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)